SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 13, 2007	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS REPORTS THIRD QUARTER 2007 RESULTS

• 3Q07 Revenue Increases 11.8% Compared to 3Q06

• Jan. to Sept. Capex at US$150 Million in 2007 Compared to US$365 Million in 2006 Period

Hsinchu, Taiwan, November 13, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2007. All U.S. dollar figures in this release are based on the exchange rate of NT$32.62 against US$1.00 as of September 28, 2007.

Net revenue for the third quarter of 2007 was NT$5,939.4 million or US$182.1 million, an increase of 11.8% from NT$5,312.5 million or US$162.8 million for the same period in 2006 and an increase of 1.8% from NT$5,833.5 million or US$178.8 million in the second quarter of 2007. Under US GAAP, the gross margin for the third quarter of 2007 was 24.2%, compared to 28.2% for the same period of 2006 and 27.6% for the second quarter of 2007.

Net income on a US GAAP basis for the third quarter of 2007 was NT$1,268.8 million or US$38.9 million, and NT$15.24 or US$0.47 per basic common share, compared to NT$135.4 million or US$4.2 million, and NT$1.63 or US$0.05 per basic common share, for the second quarter of 2007. Net income under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$759.6 million or US$23.3 million and amortization of discount on convertible notes of NT$91.1 million or US$2.8 million for the third quarter of 2007 and non-cash charges for changes in the fair value of the embedded derivative liabilities of NT$145.4 million or US$4.5 million and amortization of discount on convertible notes of NT$91.1 million or US$2.8 million for the second quarter of 2007. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the third quarter of 2007 was NT$600.3 million or US$18.4 million, and NT$7.21 or US$0.22 per basic common share, compared to non-GAAP adjusted net income of NT$371.9 million or US$11.5 million, and NT$4.49 or US$0.14 per basic common share in the second quarter of 2007.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2007 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Revenue in the third quarter was within our prior guidance, with growth over the prior quarter and the third quarter of 2006. Revenue derived from flash increased by approximately 26.2% in the third quarter of 2007 from the second quarter of 2007, as we ramped up business with a strategic NOR flash customer combined with other new business from Taiwan and oversea customers. Our growth was even more impressive given the fact that new business more than offset the decline to zero of a Korean customer that had decided to stop all further outsourcing to Taiwan-based companies. The freed up capacity has been taken-up gradually by our Taiwan DRAM customers.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our CapEx this quarter was US$39.6 million, which was down from US$51.4 million in the second quarter. We intend to keep conservative control of our capital expenditures going forward to generate more free cash flow from our operation, and we intend to use the cash to reduce our debt.”

Selected Operation Data

	3Q07		2Q07
Revenue by segment
Testing		48%		49%
Assembly		36%		33%
LCD Driver		16%		18%

Utilization by segment
Testing		77%		77%
Assembly		90%		86%
LCD Driver		71%		78%
Overall		80%		80%

CapEx	US$	39.6 million	US$	51.4 million
Testing		77%		44%
Assembly		14%		44%
LCD Driver		9%		12%

Depreciation and amortization expenses (US GAAP)	US$	53.0 million	US$	51.7 million

Fourth Quarter 2007 Outlook

Mr. Cheng continued, “We currently expect that Q4 will be stronger than Q3, led by growth in our flash revenue, DDR II assembly, and mixed-signal testing for LCD peripheral chips. We currently expect the DRAM backend environment to remain healthy due to conservative capacity investment in the market combined with a growing DRAM backend manufacturing market. We also expect our growing DRAM business with a US-based customer will help our revenue growth and further diversify our DRAM customer base. However, as DRAM end market pricing remains weak, we expect to face price pressure in Q4. Our flash revenue is expected to grow quarter-over-quarter because of the scheduled capacity ramp till end of Q4 with our major NOR flash customer and the new NAND flash assembly business. We currently expect our flash business will be the major contributor to our revenue growth in the second half of 2007 and the full year of 2008. Finally, while we currently expect the driver IC business to remain flat in Q4 compared to Q3, we currently expect demand from the TV segment will maintain strength through 2008.”

Based on current customer forecasts and market conditions, ChipMOS currently expects that revenue for the fourth quarter of 2007 will be in the range of approximately US$191 million to US$198 million, which would represent approximately 5% to 9% sequential growth compared to the third quarter of 2007. The Company currently expects US GAAP gross margin on a consolidated basis for the fourth quarter of 2007 to be in the range of approximately 23% to 27%, which approximately at the same level as in the third quarter of 2007. Management will focus our best effort to increase utilization level, enhance equipment efficiency and execute cost-saving program to compensate the impact of price erosion from DRAM business.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2007 results on Tuesday, November 13, 2007 at 7:00PM ET (8:00AM, November 14, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 258586.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended Sep. 30, 2007, 2006 and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Jun. 30, 2007
	USD	USD	USD	USD	USD
Net Revenue	182.1	178.8	162.8	182.1	178.8
Cost of Revenue	137.8	129.2	116.8	138.1	129.4

Gross Profit	44.3	49.6	46.0	44.0	49.4

Operating Expenses
Research and Development	2.4	2.6	1.8	2.4	2.6
Sales and Marketing	0.6	0.9	0.8	0.6	0.9
General and Administrative	7.6	8.6	6.2	11.7	13.1

Total Operating Expenses	10.6	12.1	8.8	14.7	16.6

Income from Operations	33.7	37.5	37.2	29.3	32.8

Non-Operating Income (Expenses), Net	(7.7)	(0.2)	(4.3)	17.0	(8.6)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	26.0	37.3	32.9	46.3	24.2
Income Tax Expense	(4.8)	(15.4)	(4.2)	(4.7)	(15.3)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	21.2	21.9	28.7	41.6	8.9

Minority Interests	(3.1)	(4.8)	(13.9)	(2.7)	(4.7)

Interest in Bonuses Paid by Subsidiaries	(0.1)	(8.7)	—	—	—

Net Income	18.0	8.4	14.8	38.9	4.2

Earnings Per Share—Basic	0.22	0.10	0.21	0.47	0.05

Shares Outstanding (in thousands)—Basic	83,252	82,865	68,787	83,252	82,865

Net Income-Diluted	18.0	7.3	17.2	18.3	4.2

Earnings Per Share—Diluted	0.19	0.07	0.20	0.16	0.05

Shares Outstanding (in thousands)—Diluted	96,859	111,211	84,675	111,458	85,306

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.62 against US$1.00 as of Sep. 28, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended Sep. 30, 2007, 2006 and Jun. 30, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Jun. 30, 2007
	NTD	NTD	NTD	NTD	NTD
Net Revenue	5,939.4	5,833.5	5,312.5	5,939.4	5,833.5
Cost of Revenue	4,494.6	4,216.8	3,811.2	4,502.9	4,222.6

Gross Profit	1,444.8	1,616.7	1,501.3	1,436.5	1,610.9

Operating Expenses
Research and Development	77.0	85.6	60.0	77.0	85.6
Sales and Marketing	20.5	27.5	26.8	20.5	27.5
General and Administrative	248.3	281.8	202.0	380.6	428.7

Total Operating Expenses	345.8	394.9	288.8	478.1	541.8

Income from Operations	1,099.0	1,221.8	1,212.5	958.4	1,069.1

Non-Operating Income (Expenses), Net	(252.4)	(8.1)	(140.0)	553.3	(281.5)

Income before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries	846.6	1,213.7	1,072.5	1,511.7	787.6
Income Tax Expense	(157.1)	(501.5)	(135.4)	(153.8)	(498.9)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	689.5	712.2	937.1	1,357.9	288.7
Minority Interests	(99.0)	(155.4)	(455.6)	(89.1)	(153.3)
Interest in Bonuses Paid by Subsidiaries	(2.7)	(283.2)	—	—	—

Net Income	587.8	273.6	481.5	1,268.8	135.4

Earnings Per Share—Basic	7.06	3.30	7.00	15.24	1.63

Shares Outstanding (in thousands)—Basic	83,252	82,865	68,787	83,252	82,865

Net Income—Diluted	586.0	239.2	561.4	598.1	135.4

Earnings Per Share—Diluted	6.05	2.15	6.63	5.37	1.59

Shares Outstanding (in thousands)—Diluted	96,859	111,211	84,675	111,458	85,306

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME TO NON-GAAP NET INCOME (UNAUDITED)

For the Three Months Ended Sep. 30 and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Sep. 30, 2007 on a US GAAP basis, the Company uses a non-GAAP measure of net income, which is US GAAP net income adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income and non-GAAP net income per share to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Sep. 30, 2007	Jun. 30, 2007
US GAAP Net Income (Basic)	38.9	4.2

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(23.3)	4.5
Amortization of discount on convertible notes(3)	2.8	2.8

Total Special Items	(20.5)	7.3

Non-GAAP Adjusted Net Income (Basic)	18.4	11.5

US-GAAP Net Income Per Share (Basic)	0.47	0.05

Non-GAAP Net Income Per Share (Basic)	0.22	0.14

US-GAAP Net Income Per Share (Diluted)	0.16	0.05

Non-GAAP Net Income Per Share (Diluted)(4)	0.16	0.13

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.62 against US$1.00 as of Sep. 28, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	Non-GAAP diluted net income per share for the three months ended Sep. 30, 2007 is US$0.16, same as that under US GAAP since US GAAP adjusted diluted net income has excluded the two non-cash special items for non-GAAP reconciliation.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Sep. 30 and Jun. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2007	Jun. 30, 2007
Net Revenue	182.1	178.8
Cost of Revenue	138.1	129.4

Gross Profit	44.0	49.4

Operating Expenses
Research and Development	2.4	2.6
Sales and Marketing	0.6	0.9
General and Administrative	11.7	13.1

Total Operating Expenses	14.7	16.6

Income from Operations	29.3	32.8

Non-Operating Expenses, Net(2)	(3.5)	(1.3)

Income before Income Tax and Minority Interests(2)	25.8	31.5
Income Tax Expense	(4.7)	(15.3)

Income before Minority Interests(2)	21.1	16.2
Minority Interests	(2.7)	(4.7)

Net Income(2)	18.4	11.5

Earnings Per Share—Basic(2)	0.22	0.14

Shares Outstanding (in thousands)—Basic	83,252	82,865

Earnings Per Share—Diluted(2)	0.16	0.13

Shares Outstanding (in thousands)—Diluted	111,458	85,306

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.62 against US$1.00 as of Sep. 28, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$759.6 million, or US$23.3 million, and amortization of discount on convertible notes of NT$91.9 million, or US$2.8 million, for the three months ended Sep. 30, 2007 and non-cash charges for changes in the fair value of the embedded derivative liabilities of NT$145.4 million or US$4.5 million and amortization of discount on convertible notes of NT$91.1 million or US$2.8 million for the three months ended Jun. 30, 2007. Please see “Reconciliation of US GAAP Net Income to Non-GAAP Net Income (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2007 and Dec. 31, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Sep. 07 (Unaudited)	Jun. 07 (Unaudited)	Dec. 06 (Audited)	Sep. 07 (Unaudited)	Jun. 07 (Unaudited)	Dec. 06 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	120.8	126.6	180.8	120.8	126.6	180.8
Financial Assets at Fair Value Through Profit or Loss	18.9	7.5	59.1	18.9	7.5	59.1
Accounts and Notes Receivable	178.1	161.9	155.1	178.1	161.9	155.1
Inventories	25.3	28.5	29.0	25.3	28.5	29.0
Other Current Assets	52.7	70.5	12.3	52.7	70.5	12.3

Total Current Assets	395.8	395.0	436.3	395.8	395.0	436.3

Long-term Investments	11.2	11.2	11.2	11.2	11.2	11.2

Property, Plant & Equipment-Net	934.6	946.0	934.9	930.6	942.3	931.3
Intangible Assets	5.4	5.4	10.8	5.4	5.4	13.7
Other Assets	51.2	49.5	17.3	54.7	50.9	16.9

Total Assets	1,398.2	1,407.1	1,410.5	1,397.7	1,404.8	1,409.4

LIABILITIES
Current Liabilities
Short-Term Bank Loans	103.4	74.6	32.4	103.4	74.6	32.4
Current Portion of Long-Term Debts	183.5	105.1	71.6	195.3	105.1	71.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	35.4	44.4	55.1	35.4	44.4	55.1
Other Current Liabilities	52.9	85.0	47.8	62.8	91.9	61.9

Total Current Liabilities	375.2	309.1	206.9	396.9	316.0	221.0
Long-Term Liabilities
Long-Term Debts	355.0	448.5	487.4	357.4	486.8	516.1
Other Liabilities	15.1	13.8	14.7	16.1	14.8	15.4

Total Liabilities	745.3	771.4	709.0	770.4	817.6	752.5

SHAREHOLDERS’ EQUITY
Capital Stock	0.8	0.8	0.7	0.8	0.8	0.7
Option Warrants	4.2	4.2	4.3	15.2	15.2	14.6
Deferred Compensation	(1.2)	(1.3)	(1.7)	(6.0)	(6.9)	(9.3)
Capital Surplus	377.0	372.5	295.2	357.0	352.5	275.3
Retained Earnings	165.9	147.8	132.5	157.3	118.4	113.4
Cumulated Translation Adjustments	6.4	5.6	2.1	6.4	5.6	2.1
Unrecognized Pension Cost	—	—	—	(1.9)	(1.9)	(1.4)
Minority Interests	99.8	106.1	268.4	98.5	103.5	261.5

Total Equity	652.9	635.7	701.5	627.3	587.2	656.9

Total Liabilities & Shareholders’ Equity	1,398.2	1,407.1	1,410.5	1,397.7	1,404.8	1,409.4

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.62 against US$1.00 as of Sep. 28, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2007 and Dec. 31, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep. 07 (Unaudited)	Jun. 07 (Unaudited)	Dec. 06 (Audited)	Sep. 07 (Unaudited)	Jun. 07 (Unaudited)	Dec. 06 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	3,940.1	4,128.3	5,895.9	3,940.1	4,128.3	5,895.9
Financial Assets at Fair Value Through Profit or Loss	616.1	243.1	1,929.1	616.1	243.1	1,929.1
Accounts and Notes Receivable	5,807.4	5,281.2	5,060.8	5,807.4	5,281.2	5,060.8
Inventories	825.5	931.0	945.8	825.8	931.3	946.1
Other Current Assets	1,719.9	2,299.6	401.0	1,719.9	2,299.6	401.0

Total Current Assets	12,909.0	12,883.2	14,232.6	12,909.3	12,883.5	14,232.9

Long-term Investments	366.8	366.8	366.7	366.8	366.8	366.7

Property, Plant & Equipment-Net	30,486.5	30,858.9	30,494.3	30,355.7	30,738.0	30,377.7
Intangible Assets	177.2	176.8	353.0	177.2	176.8	446.7
Other Assets	1,669.5	1,615.1	565.3	1,785.2	1,659.0	552.1

Total Assets	45,609.0	45,900.8	46,011.9	45,594.2	45,824.1	45,976.1

LIABILITIES
Current Liabilities
Short-Term Bank Loans	3,373.3	2,435.2	1,055.3	3,373.3	2,435.2	1,055.3
Current Portion of Long-Term Debts	5,987.3	3,428.7	2,335.3	6,370.6	3,428.7	2,335.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,154.2	1,446.9	1,796.2	1,154.2	1,446.9	1,796.2
Other Current Liabilities	1,724.5	2,771.1	1,560.7	2,048.2	2,997.5	2,020.2

Total Current Liabilities	12,239.3	10,081.9	6,747.5	12,946.3	10,308.3	7,207.0
Long-Term Liabilities
Long-Term Debts	11,580.9	14,631.2	15,900.5	11,658.8	15,877.5	16,836.2
Other Liabilities	493.0	449.6	479.0	525.7	482.9	502.2

Total Liabilities	24,313.2	25,162.7	23,127.0	25,130.8	26,668.7	24,545.4

SHAREHOLDERS’ EQUITY
Capital Stock	27.5	27.2	23.0	27.5	27.2	23.0
Option Warrants	137.1	137.7	140.7	497.2	495.9	478.1
Deferred Compensation	(39.8)	(43.7)	(56.6)	(195.7)	(225.7)	(303.1)
Capital Surplus	12,296.3	12,150.9	9,631.2	11,645.0	11,499.6	8,979.9
Retained Earnings	5,411.4	4,821.8	4,322.2	5,131.5	3,861.0	3,698.9
Cumulated Translation Adjustments	206.9	184.5	68.1	206.9	184.5	68.1
Unrecognized Pension Cost	—	—	—	(62.9)	(62.9)	(44.7)
Minority Interests	3,256.4	3,459.7	8,756.3	3,213.9	3,375.8	8,530.5

Total Equity	21,295.8	20,738.1	22,884.9	20,463.4	19,155.4	21,430.7

Total Liabilities & Shareholders’ Equity	45,609.0	45,900.8	46,011.9	45,594.2	45,824.1	45,976.1